Exhibit 99.1

Stevanato Group S.p.A.

“Fourth Quarter and Year-End 2023 Financial Results Earnings Call”

Thursday, March 07, 2024, 14:30 CET

MODERATORS:	FRANCO STEVANATO, EXECUTIVE CHAIRMAN
FRANCO MORO, CHIEF EXECUTIVE OFFICER
MARCO DAL LAGO, CHIEF FINANCIAL OFFICER
LISA MILES, SENIOR VICE PRESIDENT OF INVESTOR RELATIONS

OPERATOR:

Good afternoon. This is the Chorus Call Conference Operator. Welcome and thank you for joining the Stevanato Group Fourth Quarter and Year-End 2023 Financial Results Earnings Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President, and IR. Please go ahead, madam.

LISA MILES:

Good morning and thank you for joining us. With me today are Franco Stevanato, Executive Chairman, Franco Moro, CEO; and Marco Dal Lago, CFO. You can find a presentation to accompany today’s results on the Investor Relations page of our website which can be found under the Financial Results tab.

As a reminder, some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3D entitled Risk Factors in the company’s most recent annual report on Form 20-F filed with the SEC.

Please also take a moment to read our ‘Safe Harbor’ statement included in the front of today’s presentation. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analyses of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of the non-GAAP measures, please see the company’s most recent earnings press release.

And with that, I will now hand the call over to Franco Stevanato for opening remarks.

FRANCO STEVANATO:

Thank you, Lisa. 2023 was very positive for us. We closed out another solid year with 10% growth or 11% on a constant currency basis. We continued to successfully execute our near-term objectives of advancing our capacity expansion projects and growing our mix of high-value solutions, while still delivering double-digit growth.

At the same time, during 2023, we navigated some macro challenges in a dynamic environment of inflation uncertainty, ongoing supply chain issues and industry-wide customer destocking even against that backdrop, we are benefitting from favorable secular tailwinds which we expect will continue to drive demand for our high value solutions. While at the same time, we have been investing heavily in expanding capacity to meet market demand. We expect that these investments will drive organic growth in the mid-term as we efficiently leverage our invested capital to exploit the opportunities in front of us.

The fundamentals of our business remain strong. We operate in high growth end markets, like biologics, where we see a broad range of opportunities. As the global leader in pen cartridges, and with an enviable market position in pre-fillable syringes, we are well-positioned to capitalize on the growth in biologics and the trend towards the self-administration of medicine. My recent visits with several of our largest customers gave me continued optimism that we are on the right path.

Customers favor our unique value proposition of integrated end-to-end solutions, our global footprint, our one quality standard, and our differentiated product set. We are focusing on driving future growth through solid execution, and we believe we have the right strategy, the right product portfolio, and the right team to succeed as we work toward creating and driving long-term shareholder value.

Thank you, I will now hand the call over to Marco.

MARCO DAL LAGO:	Thanks Franco. Before I begin, I want to clarify that all comparisons refer to year-over-year changes, unless otherwise specified.

Starting on Page 7. We delivered double-digit growth in the fourth quarter, which was slightly below our expectations and put us at the low end of our 2023 guidance range. However, the differences in fiscal 2023 actual results and our 2023 guidance were mostly due to lower vial volumes as customers work down inventories that they stockpiled during the pandemic.

The higher inventories are not limited to COVID-19 related customers, but also customers with non-COVID-19 applications who built up stock to mitigate supply chain uncertainty and manage long lead times at the height of the pandemic. We believe this is a temporary imbalance of supply and demand across the industry. We are starting to see some early indications of market improvement, but our 2024 guidance assumes a slower recovery in vial demand, resulting in a growth rate of 9% to 12% for fiscal 2024.

Looking beyond 2024, we are maintaining our mid-term targets of low double-digit growth, starting in 2025. In 2027, we still anticipate high-value solutions in the range of 40% to 45%, and an adjusted EBITDA margin target of approximately 30%.

Let’s turn our attention to fourth quarter results on Slide 8, which will be the focus of my comments. Fourth quarter revenue was a little bit below our internal expectations by about €5 million, which was evenly split across the segments. Nevertheless, total revenue increased 10% to €320.6 million or 11% on a constant currency basis, driven by growth in the Biopharmaceutical and Diagnostic Solutions Segment, tied to higher volumes and an increasing mix of high value solutions. Growth was offset by a decline of approximately €33.8 million related to COVID-19.

Excluding COVID-19, revenue growth in the fourth quarter would have been 24%. We have been managing the roll-off of revenue related to COVID-19, while at the same time, growing our mix of high-value solutions. In the fourth quarter of 2023, we generated record sales from high-value products, which represented 37% of total revenue.

As expected, gross profit margin for the fourth quarter of 2023 decreased to 31.8%. As a reminder, the fourth quarter of 2022 was an exceptionally strong quarter and included 2 benefits that did not repeat. First, we recognized higher revenue and profit from EZ-fill vials, which led to a more favorable mix within high-value solutions. And second, we instituted some additional price adjustments to recover inflationary costs from prior periods, predominantly in the BDS Segment. These 2 effects were the largest contributors to the step-down. This was partially offset by the increase in high-value solutions.

Gross profit margin was also unfavorably impacted by currency translation and continues to be tempered by short-term inefficiencies tied to the start-up of new facilities, including higher industrial costs, depreciation, and naturally lower utilization during the ramp-up phase.

For the fourth quarter of 2023, SG&A and R&D expenses were lower compared with the prior year, mainly due to a lower accrual for our performance-based management bonus program. In addition, we have prudent, short-term cost management initiatives to counterbalance the temporary headwinds.

Operating profit margin decreased 160 basis points to 20%, mainly due to lower gross profit and a decrease in other income. On the bottom line, for the fourth quarter of 2023 we generated net profit of €45.2 million, or €0.17 of diluted earnings per share. Adjusted net profit of €47.1 million, or adjusted diluted EPS of €0.18, and adjusted EBITDA totaling €86.7 million, reflecting an adjusted EBITDA margin of 27%.

Let’s review segment results on Page 9. The Biopharmaceutical and Diagnostic Solutions segment delivered strong growth in the quarter despite the steep decline in COVID-19 revenue and industry-wide inventory destocking.

For the fourth quarter of 2023, BDS segment revenue grew 12% and 14% on a constant currency basis to €260.0 million driven by growth in our core drug containment solutions business. In the fourth quarter of 2023, revenue from high-value solutions grew 37% to €119.4 million, representing 46% of Segment revenue. This was offset by a 3% decline in revenue due to other containment and delivery solutions.

Gross profit margin decreased to 33.6% in the fourth quarter of 2023, mainly due to lower EZ-fill vial volumes, currency translation and short-term inefficiencies tied to the start-up of our new plants. Additionally, lower vial volumes have led to short-term underutilization on some lines.

For the fourth quarter of 2023, Engineering Segment revenue totaled €60.6 million, which was consistent with the same period last year. For the fourth quarter of 2023, gross profit margin for the Engineering Segment decreased 10 basis points to 21.1% compared with the same period last year. We are managing through a large volume of work in progress. Our main priority in 2024 is executing on these projects and shortening our lead times.

On Page 10, as of December 31st, 2023, we had cash and cash equivalents of €69.6 million, and net debt of €324.4 million. Capital expenditures were €94.7 million in the fourth quarter and €453.3 million for the full year, which was in-line with our expectations. Our investments in expanding capacity in high-value solutions are essential to meet expected market demand.

For the fourth quarter of 2023, cash flow from operating activities was €10.2 million, which reflects our current working capital needs to support organic growth. Cash used for the purchase of property, plant, and equipment, and intangible assets was €87.1 million, which resulted in negative free cash flow of € 76.0 million.

Over the past few months, we strengthened our balance sheet with 3 new mid-term loans totaling €110 million, and have drawn down approximately €60 million. We believe we have adequate liquidity to fund the needs of the business and, we will continue to explore additional financing options to support future growth.

Lastly on Page 11, we are introducing our full year 2024 guidance. We currently expect revenue in the range of €1,180 million and €1,210 million. Adjusted EBITDA in the range of €314.1 million to €329.5 million, and adjusted diluted EPS in the range of €0.62 to €0.66.

In 2024, we estimate that CAPEX will range between 25% and 28% of total revenue based on the midpoint of our revenue guidance. Our full year 2024 guidance assumes the following. The second half of 2024 will be stronger than the first half. The BDS Segment is expected to grow low double-digits, while Engineering will remain flat as we focus on executing on our current work in progress. High-value solutions in the range of 35% to 37% on total revenue.

And lastly, we are estimating a currency headwind of approximately €7 million to €9 million. Also, consistent with prior years, we expect a step down in revenue in the first quarter compared with Q4 2023. We currently expect that revenue in the first quarter of 2024 will be flat to slightly down compared with the same period last year. In Q1, this assumes mid-single-digit growth for the BDS segment and a revenue decline in the Engineering Segment compared with the first quarter of 2023.

Overall, as the pandemic continues to wane, we are still operating in a dynamic environment with the ongoing inventory normalization. Despite this, we believe that 2024 will still be a year of growth and our mid-term outlook remains unchanged.

Thank you, I will hand the call to Franco.

FRANCO MORO:

Thanks Marco. For fiscal 2023, we achieved double-digit topline growth and increased our mix of high value solutions to 34% of total revenue, up from 30% last year. During the year, we made meaningful progress in our capacity expansion, and enhanced our integrated value proposition. Nevertheless, we also faced challenges that we continue to manage.

On Slide 14, as previously disclosed, we see a convergence of factors impacting the Engineering Segment. Over the last 24 months we benefitted from strong demand for Engineering machinery. But we have been challenged with timely execution mostly due to the long lead times for electronic components. And the time needed to shore up the resources to deliver on the outsized demand.

As we discussed last quarter, we believe that we are on the right path to better balance resources with demand, but it will take some time. We believe the most effective path is to prioritize execution and bring these projects to completion. This may negatively impact segment growth in the short term, but we believe this action will better position the business for long-term success.

Turning to the BDS Segment on Slide 15, despite the headwinds from destocking, the underlying demand for biologics continues to rise. In our BDS Segment, revenue from biologics, excluding COVID-19, represented approximately 28% of segment revenue, up from 19% last year. We believe the slower recovery in vial demand is temporary. We currently expect the path to normalization will continue throughout 2024, and we are cautiously optimistic that order flow (for vials) will begin to pick up in the second half of the year.

Longer-term, we see many opportunities in the adoption of ready-to-use vials and cartridges. Today, less than 5% of the vial and cartridge market has converted to a ready-to-use format, compared with 95% of the syringe market.

Customers increasingly see the advantages of leveraging ready-to-use configurations to reduce supply chain risk, enhance quality, and expand flexibility. In fact, based on market data, the number of fill and finish lines capable of processing sterilized vials and cartridges is estimated to have increased 32% in 2023. We also believe the changing regulatory landscape will galvanize adoption over the next decade.

The diversity in our product portfolio is helping us navigate the lingering impacts from COVID-19. So, while short-term vial demand has been lagging, demand for other glass products, particularly syringes, continues to be robust. In fact, in 2023, biologics drove a record year in sales of high value syringes, such as Nexa.

Turning now to backlog and new order intake on Page 16. New order intake increased 44% to approximately €342 million in the fourth quarter, and as a result, we exited the year with backlog of approximately €945 million, heavily weighted towards biologics. Because we often experience quarterly fluctuations in backlog and order intake, we believe that annual analysis of these metrics provides a more accurate view of demand trends. So, beginning in fiscal 2024, we will provide backlog and order intake on an annual basis, rather than quarterly.

On Page 17, our capital projects are multi-year investments that have multi-year volume and revenue ramps. In Latina, we launched commercial syringe production in the fourth quarter, and we expect a steady ramp over the coming years. In addition, we will be installing ready-to-use cartridge lines as part of a long-term project to support a customer’s transition from bulk to sterilized cartridges. And these lines are expected to supply commercial volumes beginning in 2026.

In Fishers, customer validation activities will continue into 2026, as planned. We remain on track to begin commercial production later this year, but do not anticipate a meaningful revenue contribution until 2025, when we will begin ramping up production for GLP1s and other biologics. The Fishers facility is currently expected to hit full productivity by the end of 2028.

On Slide 18, we continue to refine our integrated offerings to enhance our value proposition. Our Technology Excellence Centers in Boston and Italy serve as the front line in supporting early-stage drug development. We recently launched non-GMP fill and finish services for small batch operations. These services allow customers to identify any possible interactions between the drug and the container system during and after the fill and finish process. Our centers foster early customer engagement, which helps us gain a strategic foothold in supporting them throughout the entire drug lifecycle.

In closing on Slide 19, our #1 priority in 2024 is flawless execution of our operational priorities. As we consider 2025 and beyond, we remain bullish on our medium-term targets. We still expect to achieve low double-digit revenue growth in 2025 through 2027, and in 2027 high value solutions in the range of 40% to 45% and an adjusted EBITDA margin of approximately 30%.

Our confidence is underpinned by what we are seeing around us, including strong secular tailwinds, continued growth in biologics, and an increasingly strong competitive moat. We believe we are well-positioned to fully capitalize on our investments to drive durable organic growth, expand margins and deliver long-term shareholder value.

Operator, let’s open it up for questions.

LISA MILES:

Operator, before we jump into questions, I have one clarification regarding this morning’s press release. I would like to correct an error as it relates to backlog for fiscal 2022. It should be $957 million, not $944 million as stated in this morning’s press release. We apologize. Okay, we are ready to open up. Thank you.

Q&A

OPERATOR:

Thank you. This is Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question, may press “*” and “1” on their touchtone telephone. To remove yourself from the question queue, please press “*” and “2.” Please pick-up the receiver when asking questions. Anyone who has a question may press “*” and “1” at this time.

The first question is from Patrick Donnelly with Citi. Please go ahead.

PATRICK DONNELLY:

Hey, guys. Thanks for taking my questions. Maybe a couple on stocking to start. Just can you talk about you know, the concentration you’re seeing in terms of products and customers? Is it pretty broad-based or is it more concentrated with you know, few of the higher end customers? And then just the visibility that you have into when this is going to end, and kind of the recovery path there?

FRANCO MORO:

Yes. Thank you. It’s a very good point, and taking part of the statement in Marco’s commentary. Impact of this situation is not only about the main players that had good share of the market in COVID, but by consequence and due to the risk on the supply chain, many others built up stock to prevent any risk in their supply chain. So the answer to your question, we see as a general situation with some high points, but it’s not highly concentrated in a few players.

In terms of the visibility, as we stated, is now not easy to state which will be the inflection point, but we are receiving information and interaction with customers that support our idea to have some improvements in the second half of this year, and with the situation going to normal in the next periods.

PATRICK DONNELLY:

Okay. That’s helpful. And then maybe just on the margin outlook. This year obviously weighed down a little bit...‘24 weighed down a little bit seemingly by some of the stocking piece. Can you just talk about the moving pieces this year, what the headwinds look like, because again, you reiterated the midterm targets? Obviously, the out-year expansion should be you know, pretty strong. So is it, you know, there’s a nice inflection in margins when the destocking piece eases and there’s an inflection higher. Can you just talk about the headwinds there and then maybe break out the moving pieces on margins this year? Thank you.

MARCO DAL LAGO:

Yes. Thank you. For 2024, we see adjusted EBITDA margin at the same level of this year at our center point. About gross profit margin, we can see overall a slight reduction compared to 2023 with...we expect to slightly improve the profitability in Engineering segment. And on the other side, we see a slight decline in BDS segment, mainly due to underutilization on the vial lines or some lines in vials. And basically, our ramp-up cost in the 2 new facilities that we are still ramping up in 2024.

LISA MILES:	Thanks, Patrick. Operator, next question, please.

OPERATOR:	The next question is from Jacob Johnson with Stephens. Please go ahead.

JACOB JOHNSON:

Hey, good morning. Thanks for taking the questions. Maybe just first on the Engineering segment, you know, you mentioned outsized demand there, but you’re pointing to a flattish year. Certainly understand kind of the supply chain challenges in that segment. But I guess, I’m curious kind of on the demand environment there, how do your expectations for that Engineering segment and the demand you’re seeing today compared to maybe your Investor Day last year or whatever point you want to point to? Just...we’ve seen a number of fill-finish capacity announcements recently. So I’m just curious if that’s improved even further more recently. Thanks.

FRANCO MORO:

Yes. Thanks for the question. The straight answer is that we see demand in line with the expectation we delivered at our Capital Markets Day the mid-single-digit growth as an average. Obviously, we are talking about a business that’s based on projects. So we are used to see some fluctuations in quarters and years. But I want also to drive your attention to the fact that comparing the 2 last years ‘23 to ‘22, we enjoyed a very healthy growth of the segment in the range of 26%. So the partially changing in the growth rate for the next year is part of a journey that is really positive and the success of our solution in the market to serve our main attention in serving the customer at the best.

JACOB JOHNSON:

Got it. Thanks Franco. And then I guess is my follow-up. One of your competitors on their call a couple of weeks ago mentioned the opportunity from this Annex-1 regulation in Europe. I think in your deck, you mentioned kind of an increased shift to ready-to-use vials and cartridges due to regulatory landscape. So I guess, I’m kind of curious your view on Annex-1 and what that could mean for Stevanato?

FRANCO MORO:

It’s a very, very good point, because...if we refer to our innovation, our products, one of our main innovation in the EZ-fill® in the sterile market for cartridges and vials is linked to our new technology, the EZ-fill Smart™ that is addressing the risk of a particle contamination in filling lines because we reduced a lot the possible impact with our new secondary packaging, innovative secondary packaging that is possible applicable also to the syringe market. So, the increasing expectation in term of quality are one of the main barriers to entry for our market and the fact that we are playing on innovation inside this market is one of the reasons we are confident in the future while new products.

JACOB JOHNSON:	Got it. Thanks for taking questions.

LISA MILES:	Thank you, Jacob. Operator, next question, please.

OPERATOR:	The next question is from Matt Larew of William Blair. Please go ahead.

MATT LAREW:

Hi, thanks for taking the question. I just wanted to ask on destocking again. So with the first quarter guided flat to down year-over-year to reach the full year guidance even if it’s back half loaded, it does require a step right back up in the second quarter, I would think. Others in this space, as you alluded to have...sort of talked about stocking ending by the midpoint of the year as well. So just curious what level of visibility do you have to that rebound after the first quarter? And is the guidance supported by actual orders that are in schedule for production or more based on customer conversations around when inventory might get worked down?

FRANCO MORO:

Yes, for sure, it’s a mix. I start giving you an angle on the market. And referring to vials that is only a portion of our business. Yes, we see some forecast improving for the next quarters but not immediately. And as I said before, we expect to have more in after the year-end.

In terms of the visibility, I have also to stress that our visibility is also linked to the needs for other product lines and linked to this expectation from customers. We are also relying on the ramping up of the new facility, specifically Latina in 2024. That will be more and more during the year, obviously.

MARCO DAL LAGO:

About our model, we see a stronger second half of the year compared to the first half. So a growing business quarter-after-quarter, also leveraging the installed capacity we are putting in place in Latina and also the start of the commercial production in Fishers.

MATT LAREW:

Okay. And then something you called out in the prepared remarks was the challenge from a comp perspective on the pricing side you know, the last couple of years, you were able to take outsized pricing related to raw material inflation. So just curious what we should be thinking about from a pricing perspective here...looking forward?

MARCO DAL LAGO:

So first of all, we plan to keep on expanding our high-value products. In our model, we have high-value products between 35% to 37% for 2024. We are keeping on pricing as in the past, let’s say, frequently readjusting our cost calculation and price accordingly, we don’t see in our model a price decline.

LISA MILES:

Matt, just to address your question on the pricing which I think, you are reading through the materials. Those cost recoveries that we referred to in the fourth quarter of last year were really to secure some price adjustments for the spike, particularly in natural gas and other raw materials. But you should think as those price adjustments is more pass-through in nature and we have since returned to our more annualized pricing adjustments.

MATT LAREW:	Okay, that’s all helpful. Thank you.

OPERATOR:	The next question is from Derik De Bruin, Bank of America. Please go ahead.

DERIK DE BRUIN:	Hi, good morning. Thank you for taking my question. I’m sorry if I missed it, but what’s your embedded expectation for COVID-related revenues this year?

MARCO DAL LAGO:

We didn’t model any more COVID because we consider it negligible in our revenues for the year. As you can see in Q4 2023, the amount related to COVID was very, very small. I think the good news is that our ability to shift to our therapeutic areas growing 24% in Q4, excluding COVID. So for 2024, we don’t have revenue in the model from COVID.

DERIK DE BRUIN:

Great. That’s what I was spiking. And on...going back on some of the margin commentary. So can you sort of talk about gross margin pacing throughout the year just given the dynamics going on, particularly as you’ve got some capacity overhead coming to it? Thanks.

MARCO DAL LAGO:

Yes. As mentioned, we see expansion in the Engineering segment, more in the second part of the year. For the reason I mentioned before, I mean, the underutilization of some buyers line, we obviously expect to recover the situation in the second half of the year, but we had some headwind during the first part of the year, because of the reason I mentioned. Nevertheless, we’d see that as a temporary effect, obviously, as the market is expecting.

DERIK DE BRUIN:

Got it. And your...I mean, the midpoint of your revenue guide it was like 10.5% and The Street was 11% looking for it. So it’s so much in line. But I guess the difference between your 9 or 12 in your revenue guide, what’s the delta?

MARCO DAL LAGO:

Yes. The delta is based on the...we are covered with our backlog between 55% to 60%. We have other forecast from customers to complement. The uncertainty is mainly related to the restart of the market. And so, the inflection point associated to destocking.

LISA MILES:	So basically, Derek, it’s a different pace of recovery within the vial market.

DERIK DE BRUIN:

Got you. So it goes to the point if the market just sort of stays where it is right now and it doesn’t really see recovery, are you still confident in that 9% at the end? Is that still there? Or do you have to see some recovery to get it?

MARCO DAL LAGO:	The answer is, yes.

LISA MILES:	The answer is yes, we’re still confident in the 9%, Derik, just to clarify.

DERIK DE BRUIN:	Yes, okay. That’s the right one you meant. Yes, understood. Thank you very much. Okay.

LISA MILES:	Thanks. Operator next question, please.

OPERATOR:	The next question is from Larry Solow, CJS Securities. Please go ahead.

LARRY SOLOW:

Great. Good morning or good afternoon. Thanks for taking the question. I guess just first question, just you mentioned backlog annual number is more important. Obviously, you had some nice growth this quarter year-over-year. But how should we look now, backlog is kind of flattish year-over-year? Are we now, you know, going forward, has sort of the supply chain and order backlog kind of you know, that mostly normalized and should we expect orders to kind of be in line with plus or minus kind of end market demand on a go-forward basis?

MARCO DAL LAGO:

Compared to the pre-pandemic situation, our backlog is much higher. And you know, the peak in the pandemic was, in our opinion, mainly related to order patterns from our customer to secure their supply chain. So we believe the backlog and the order pattern is going toward a normalization after the pandemic. This is how we see the situation. And as mentioned by Franco, during the commentary, we believe it’s more reliable figures to provide the number on a yearly basis rather than on a quarterly basis with the fluctuation that can have a number.

FRANCO MORO:

And on top of that, you have to consider that it’s only one of the indicators for the demand because we have a backlog, we just put only committed order with all commercial details but we have also forecast. We have a material agreement. So as we delivered in the past, we consider backlog and order intake. It’s just a couple of useful indicators but they cannot represent the real landscape in demand that we are able to look at without...with our customers.

LARRY SOLOW:

Okay. And in terms of just the cadence depreciation rising, can you just give us some idea or at least maybe on full year, how much that higher D&A is going to impact margin...at least operating margin on a year-over-year basis?

MARCO DAL LAGO:

Yes, sure in 2023 compared to 2022, we increased depreciation as a percentage of revenue by about 60 basis points. In 2024, we expect a similar level of depreciation as a percentage of revenue; so it means about 10% more in euro amount compared to 2023.

LARRY SOLOW:

Got it. And just to clarify, on the Engineering segment; it sounds like there’s some growing pains there. So, growth...taking a little bit of a step back and just shoring up manufacturing and execution. But you also mentioned, you still do expect a little bit, is that, I think that’s correct. But you also mentioned a little bit of still margin expansion in ‘24 in that segment. Did I hear that right?

MARCO DAL LAGO:

Yes, this is what we expect. We expect to improve the overall situation in our projects and on top of it to push more on after sales activities. And yes, about the growth, you’re right, but we need also to underline the fact that we are growing significantly. In Engineering, we had a compound annual growth rate of 26% if we compare to 2019. So in this project business, we believe is normal to have some fluctuation but the trajectory is still there.

LARRY SOLOW:

Got it. Okay. And just lastly...just on the in-vitro diagnostics piece, is that...I know there’s a bunch of moving parts on the vials or the less vial demand. Has the...just specifically on the in-vitro diagnostics, I think that also was a driver, a little bit of down demand in vials in ‘23. Do you expect that to normalize? Or is that also lingering into ‘24?

FRANCO MORO:

Yes, the situation is not exactly the same in vials. We have already seen some positive signals in recovery in the last part of last year but we still expect to have a business that will not be at the normal situation in 2024 and we expect that the situation will normalize later. But kind of expectation are completely embedded in our guidance obviously.

LARRY SOLOW:	Got you.. Great. Thank you very much appreciate all the color.

LISA MILES:	Thank you Larry. Operator next question, please.

OPERATOR:	The next question is from Dave Windley at Jefferies. Please go ahead.

DAVE WINDLEY:

Hi, thanks for taking my questions. I have a few. I want to start as a follow-up to Larry’s question on Engineering, on the particularly, Marco, on the sales part. I believe I’m hearing management say that you’re kind of tamping down the sales activity in there, in that business in favor of focusing on current projects and bringing them to fruition. Am I understanding that correctly that are you not adding to orders or adding to backlog and Engineering right now?

MARCO DAL LAGO:

No, basically, you know, we are really focused to deliver to our customers in this period of time. So, please remember that the revenue recognition is based to a cost-to-cost approach. So we are mainly, mainly focused to complete our projects and we expect a near flat in terms of third parties revenue to...compared to prior year. The overall segment is growing, also leveraging the fact that we are growing our capacity for Fishers and for Latina. So this is our expectation for 2024.

FRANCO MORO:

David, it doesn’t mean that we are not putting focus on the future growth of the Engineering segment, because we are putting more resources. We are optimizing our supply chain. We are...and also the industrial setup. So it’s not, because we are stepping down from expectation for the future is just that we want to be very conscious about having new business according to the possibility to deliver.

DAVE WINDLEY:

Understood. Second question...second topic is around margin. So I want to understand more specifically, particularly...I mean, overall but particularly in BDS, with the vials are a headwind. I understand that and understand high-value vials or ready-to-use vials are more “high value” than ready-to-use syringes, but you also called out in the deck ready to use Nexa syringes which I would think would be higher value, higher margins. So the question is why with high-value percentage in the highest you’ve ever recorded, did you actually see margin pressure in BDS given the mix?

MARCO DAL LAGO:

Yes, David, you’re right. As mentioned many times, the range of gross profit margin high value products is between 40% to 70%. So we have…how can I say, a quite a big range. The mix within the mix can impact. And this is one reason.

The other one, as mentioned, is more in bulk and underutilization a temporary underutilization of our lines. And obviously, the cost and efficiency that is temporary underutilization can bring to our P&L. So those are the 2 main reasons together to the already anticipated start-up cost and validation cost for the ramp-up in Fishers and Latina, have also in our model, just to complete the picture in the model, some currency headwind, we expect euro to get stronger with respect of the US dollar. And as you know very well, today, we have more manufacturing footprint in Europe and partially in Mexico compared with the US, where we are, on the other side, growing our sales with a growing sales in US dollars. So this is another effect we have in other model in our model to explain the slight decline we expect in BDS, partially offset obviously by the mix shift to our high value products.

LISA MILES:

And Dave, one other piece of color as it relates to Q4 of last year and the extraordinary margin performance out of BDS. I just want to point out that as it relates to those EZ-fill vials, that was for one specific customer that we deliver those for and it was highly accretive.

DAVE WINDLEY:

Okay. Last question is around kind of committed orders and Marco, you also addressed this a little bit earlier on the low end of the range. But if I look at flattish committed orders year-over-year and because you’re not going to provide that number quarterly, it will be obviously harder to track. And I heard you say in the prepared remarks, you expect orders to pick up in the second half which implies to me that that pickup doesn’t really impact the second half revenue but rather probably helps 2025. I’d love for you to elaborate a little bit more on how a flat order book picture, a revenue contribution from Fishers kind of starting in earnest in early ‘25 instead of mid-‘24 and an overall order picture that doesn’t pick up until later in the year, gets you to 10% revenue growth.

MARCO DAL LAGO:

Well, again, this is not the only tool of visibility we have, we have also forecast from our customer that will be translated into orders in line with our model. I also want to reiterate the fact that we see a different order partner from our customers compared to the pandemic. During the pandemic, our customers used to order much more in advance…in advance compared to the lead time of the delivery to secure the supply chain. This is the main reason you see the orders flat in ‘23 compared to ‘22. We got €1.07 billion in ‘23 compared to €1.06 billion ‘22. But the reality, the €1.06 billion in ‘22 was much higher than our revenue. So the book-to-bill was high due to the habit of our customers to secure the supply chain; so it’s not a one-to-one equation.

FRANCO MORO:

Then we have also the possibility to have more order for vials in the second half of the year compared to the first half of the year. But as Marco was saying, the lead time is in terms of the average lead time on the order book is shortening. So is refactor fast than during pandemic in actual revenues?

LISA MILES:	And Dave, that specific comment within our prepared remarks was actually related to the vial recovery.

DAVE WINDLEY:

Okay. So last one from me. Sorry for all the questions. But on Fishers, your prepared remarks say later in the year and more material ramp in Fishers revenue in 2025. Is that basically the same as you were thinking before? Or is that a later start to Fisher’s activity than what kind of the midyear comment…midyear ‘24 comments that you had provided before?

FRANCO MORO:

No. We are in line with the previous expectations. Obviously, we are talking about a complex project with validation activities with many variables in place, but we are in line with our projects and expectation in terms of revenues.

DAVE WINDLEY:	Got it. Okay, great. Thank you, thanks for taking all my questions.

LISA MILES:	Thanks Dave. Operator next question, please.

FRANCO MORO:	Thank you, David.

OPERATOR:	The next question is from John Sourbeer, UBS. Please go ahead.

JOHN SOURBEER:

Hi, and thanks for taking my question. First one here, just on the Engineering segment specifically. Any color on just what the lead times there look like today for installing equipment? And how would you expect that to be normalized throughout the year or what would be a normal range there?

FRANCO MORO:

Obviously, John, we are looking at a segment that is not only one single product. So we have a very huge complex assembly line that they serve at even 2 years for the full completion of the project and we have the more simple vision inspection system that may ask for some months in terms of delivery time.

So in terms of the mix, now we are considering a lead time that is longer than in the past, because of the situation in terms of electronic components availability is now reliable but the delivery times are longer than before the pandemic. So we are considering something more than in the past at the end. But the situation is much more under control now compared to 2 years ago.

JOHN SOURBEER:

Appreciate that. And on your prepared remarks, I think you mentioned 28% of BDS is within biologic products. Just a point of clarification, are you including GLP-1s under biologics? And just any thoughts on outlook for those products and what’s included in guidance in ‘24?

FRANCO MORO:	No, you’re right. GLP-1s are biologics At least the drugs we are looking at. So they are included both in our share of impact of biologics on our readiness and also in our guidance.

JOHN SOURBEER:	Any color on the outlook for those products or what your assumptions are for 2024 guidance?

FRANCO MORO:

In terms of the share, we are in the process to understand which could be the final number. Obviously, we can update you in the next call. But we see more material impact in ‘25 and beyond. As I stated in my commentary about Fishers where our high-value solution capacity is overweighed in biologics but we expect to have a material impact in revenues mostly in 2025 and beyond.

LISA MILES:

And John, that’s not a KPI that we guide to. And one other clarification on the numbers embedded in the presentation. Please note that, that’s some Biologics revenue for the BDS segment, excluding COVID.

JOHN SOURBEER:	Thanks for taking the questions.

LISA MILES:	Thanks. John. Operator next questions, please.

OPERATOR:	Our last question comes from Paul Knight, KeyBanc. Please go ahead.

PAUL KNIGHT:

Yes, thanks for the time. Franco, I think you may have seen something like this in the past where you know, an acquisition like Novo and Catalent occur. Do you think the presence of Novo owning a fill-finish group of businesses in the world. Is that help your visibility? And also they have more cash to spin on investment, and I am sure I know what Catalent did. Does that help it as well in terms of how you think about how quickly your business accelerates. Does it change your thinking on is there more visibility now for your business with Novo better capitalization company in the field?

FRANCO MORO:	Paul, you know that I cannot enter into details about any information we may have from a single customer, because we are bound by confidentiality agreement.

In terms of the landscape, I believe that this emerging situation in some capacity linked to the single player, provide a more opportunity than risk for us, because there is a reaction in terms of new capacity needed by other players. So it means more investment, more opportunities for the Engineering segment. And later on, we are dealing with the biggest players in the market to have the first share of opportunities in the emerging biologics and specifically in GLP-1. So overall, we expect a positive impact on us but I cannot comment any more specific detail.

PAUL KNIGHT:	Okay. Thank you.

LISA MILES:	Thanks, Paul.

OPERATOR:	Ms. Miles, there are no more questions registered at this time. I turn the conference back to you for any closing remarks.

LISA MILES:	Thank you for joining us today for Stevanato Group’s fourth quarter and year-end fiscal ‘23 earnings call. And we look forward to further engagement in the future.